SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 28, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 3Q08 results

São Paulo, November 19, 2008 - Companhia de Saneamento Básico do Estado de São Paulo – SABESP (Bovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its results for the third quarter of 2008 (3Q08). The Company’s operating and financial information, except when indicated otherwise, is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2007.
SBSP3: R$ 25.88 / share SBS US$ 22.84 (ADR=2 shares) Total shares: 227,836,623 Market value: R$ 5.9 billion Closing price: 11/18/2008

1. Financial Highlights

							R$ million
	3Q07	3Q08	Chg.	%	9M07	9M08	Chg.	%
(+) Gross operating revenue	1,612.0	1,717.2	105.2	6.5	4,758.9	5,003.2	244.3	5.1
(-) COFINS and PASEP taxes	120.2	124.2	4.0	3.3	354.7	356.7	2.0	0.6
(=) Net operating revenue	1,491.8	1,593.0	101.2	6.8	4,404.2	4,646.5	242.3	5.5
(-) Costs and expenses	914.8	1,055.9	141.1	15.4	2,747.5	3,004.0	256.5	9.3
(=) Earnings before financial expenses (EBIT*)	577.0	537.1	(39.9)	(6.9)	1,656.7	1,642.5	(14.2)	(0.9)
(+) Depreciation and amortization	155.8	160.3	4.5	2.9	468.7	465.4	(3.3)	(0.7)
(=) EBITDA**	732.8	697.4	(35.4)	(4.8)	2,125.4	2,107.9	(17.5)	(0.8)
(%) EBITDA margin	49.1	43.8			48.3	45.4

Net income	382.2	231.1	(151.1)	(39.5)	970.6	894.8	(75.8)	(7.8)

Earnings per share (R$)	1.68	1.01			4.26	3.93

(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

In 3Q08, net operating revenue totaled R$ 1.6 billion, a 6.8% increase compared to 3Q07. Costs and expenses, stood at R$ 1.1 billion, 15.4% higher than in 3Q07. EBITDA fell by 4.8%, from R$ 732.8 million in 3Q07 to R$ 697.4 million in 3Q08.

Earnings before financial expenses (EBIT) dropped 6.9%, from R$ 577.0 million in 3Q07 to R$ 537.1 million in this quarter.

2. Gross operating revenue

In 3Q08, gross operating revenue grew R$ 105.2 million, or 6.5%, from R$ 1.6 billion in 3Q07 to R$ 1.7 billion in 3Q08. The main reasons for this increase were:
• The 3.89% increase in 3Q08 from the 4.1% tariff adjustment as of September 2007;
• The 0.2% increase from the 5.10% tariff adjustment as of September 2008; and
• The 2.5% growth in billed water and sewage volume, 2.6% of which corresponded to retail, and 2.2% to wholesale.

3. Billed volume

The following tables show billed water and sewage volume per customer category and region in 3Q07 e 3Q08, and first nine months of 2007 and 2008.

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
	3Q07	3Q08%		3Q07	3Q08%		3Q07	3Q08%
Residential	329.5	336.9	2.2	263.0	270.7	2.9	592.5	607.6	2.5
Commercial	37.6	38.7	2.9	34.5	35.7	3.5	72.1	74.4	3.2
Industrial	8.8	9.0	2.3	8.5	8.7	2.4	17.3	17.7	2.3
Public	11.9	12.0	0.8	9.5	9.7	2.1	21.4	21.7	1.4
Total retail	387.8	396.6	2.3	315.5	324.8	2.9	703.3	721.4	2.6
Wholesale	69.4	71.0	2.3	6.6	6.7	-	76.0	77.7	2.2
Reused water	-	-	-	-	-	-	-	-	-
Total	457.2	467.6	2.3	322.1	331.5	2.9	779.3	799.1	2.5
	9M07	9M08%		9M07	9M08%		9M07	9M08%
Residential	998.4	1,011.6	1.3	793.4	809.5	2.0	1,791.8	1,821.1	1.6
Commercial	112.9	114.8	1.7	103.3	105.7	2.3	216.2	220.5	2.0
Industrial	26.2	26.7	1.9	25.1	25.4	1.2	51.3	52.1	1.6
Public	35.5	35.0	(1.4)	28.3	28.1	(0.7)	63.8	63.1	(1.1)
Total retail	1,173.0	1,188.1	1.3	950.1	968.7	2.0	2,123.1	2,156.8	1.6
Wholesale	203.6	211.9	4.1	18.5	21.4	-	222.1	233.3	5.0
Reused water	-	0.1	-	-	-	-	-	0.1	-
Total	1,376.6	1,400.1	1.7	968.6	990.1	2.2	2,345.2	2,390.2	1.9

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
	3Q07	3Q08%		3Q07	3Q08%		3Q07	3Q08%
Metropolitan	260.2	266.9	2.6	215.9	222.6	3.1	476.1	489.5	2.8
Regional (2)	127.6	129.7	1.6	99.6	102.2	2.6	227.2	231.9	2.1
Total retail	387.8	396.6	2.3	315.5	324.8	2.9	703.3	721.4	2.6
Wholesale	69.4	71.0	2.3	6.6	6.7	1.5	76.0	77.7	2.2
Reused water	-	-	-	-	-	-	-	-	-
Total	457.2	467.6	2.3	322.1	331.5	2.9	779.3	799.1	2.5
	9M07	9M08%		9M07	9M08%		9M07	9M08%
Metropolitan	781.3	794.3	1.7	646.4	660.9	2.2	1,427.7	1,455.2	1.9
Regional (2)	391.7	393.8	0.5	303.7	307.8	1.4	695.4	701.6	0.9
Total retail	1,173.0	1,188.1	1.3	950.1	968.7	2.0	2,123.1	2,156.8	1.6
Wholesale	203.6	211.9	4.1	18.5	21.4	15.7	222.1	233.3	5.0
Reused water	-	0.1	-	-	-	-	-	0.1	-
Total	1,376.6	1,400.0	1.7	968.6	990.1	2.2	2,345.2	2,390.2	1.9
(1) Not revised by the Independent Auditors
(2) Including coastal and interior regions

4. Costs, administrative and selling expenses

In 3Q08, costs, administrative and selling expenses grew R$ 141.1 million, or 15.4% .

							R$ million
	3Q07	3Q08	Chg.	%	9M07	9M08	Chg.	%
Payroll and benefits	322.2	339.0	16.8	5.2	943.9	1,001.5	57.6	6.1
Supplies	31.2	37.4	6.2	19.9	98.2	103.7	5.5	5.6
Treatment supplies	25.9	32.1	6.2	23.9	90.9	100.0	9.1	10.0
Services	108.3	172.8	64.5	59.6	370.3	453.7	83.4	22.5
Electric power	118.0	113.8	(4.2)	(3.6)	360.6	342.9	(17.7)	(4.9)
General expenses	62.6	117.0	54.4	86.9	158.1	246.8	88.7	56.1
Tax expenses	8.7	22.7	14.0	160.9	25.4	37.4	12.0	47.2

Sub-total	676.9	834.8	157.9	23.3	2,047.4	2,286.0	238.6	11.7

Depreciation and amortization	155.8	160.3	4.5	2.9	468.7	465.4	(3.3)	(0.7)
Credit write-offs	82.1	60.8	(21.3)	(25.9)	231.4	252.6	21.2	9.2

Costs, administrative and selling expenses	914.8	1,055.9	141.1	15.4	2,747.5	3,004.0	256.5	9.3

% over net revenue	61.3%	66.3%			62.4%	64.7%

4.1. Payroll and benefits

In 3Q08, payroll and benefits grew R$ 16.8 million or 5.2%, from R$ 322.2 million to R$ 339.0 million, due to:

  Wage increase of 5.03% as of May 2008; and
  R$ 2.5 million increase in provision for pension plan obligations, due to the change in the discount rate used for actuarial calculation, from 8.0% in 2007 to 6.59% in 2008.

4.2. Supplies

In 3Q08, supplies grew R$ 6.2 million or 19.9%, when compared to the same period of the previous year, from R$ 31.2 million to R$ 37.4 million. The main reasons for this increase were:

  Supplies used at Water and Sewage Treatment Stations maintenance, in the amount of R$ 2.0 million; and
  Supplies used at residential connection and water and sewage network maintenance in the amount of R$ 1.5 million, due to the:
         • Cancelation of maintenance agreements in 2007, leading to lower execution in 2008 and, as a consequence, higher expenses in 2008 to offset services that were not executed; and
         • Expansion of the Water Loss Reduction Program to meet the targets set.

4.3. Treatment supplies

In 3Q08, expenses with chemical products grew R$ 6.2 million or 23.9%, from R$ 25.9 million in 3Q07 to R$ 32.1 million in 3Q08. This increase refers to a higher use of chemical products due to the proliferation of algae in the Guarapiranga Reservoir and the readjustment of some products’ price, such as ferric sulfate (+22%), aluminum sulfate (+39.4%) and lime (+10.5%) . The use of substitute chemical products mitigated the increase in this expense.

4.4. Services

In the 3Q08, this item grew R$ 64.5 million or 59.6%, from R$ 108.3 million to R$ 172.8 million. The main factors leading to this increase were:

  Accounting reclassification related to software license in the 3Q07, in the amount of R$ 16.5 million, non- recurring for the next quarters;

  Expenses with advertising campaigns focused on social environmental initiatives, such as Onda Limpa, Pura, Planeta Sustentável, among others, in the amount of R$ 6.3 million, which will be recurring for the coming quarters;
  Expenses with risk contracts for the recovery of credits in the amount of R$ 9.6 million due to the extension of collection contracts by result of the contracted company in the several areas of the São Paulo Metropolitan Region. In the same period last year, we had only 3 contract lots, whereas in 2008 we have 10 lots (2 per Distribution Business Unit in the Metropolitan Region), intensifying collection operations;
  Preventive and corrective maintenance in the water and sewage treatment systems in the amount of R$ 7.2 million;
  Higher expenses with paving and pavement replacing services in the amount of R$ 4.3 million due to: i) account reconciliation with municipal governments; and ii) improvement in the quality of the materials used in asphalt replacement, a recurring expense;
  Telephony services due to the capacity expansion of the Client Service Center and end of the contract of special tariffs for mobile phones;
  Expenses with fire prevention, detection and fighting, in the amount of R$ 1.4 million in the IT area;
  Hydrometer reading and bill delivery in the amount of R$ 1.6 million, due to the expansion of the TACE (external technical sales service) agreement scope, including building examination, increase in water connection and tariff adjustment;
  Software maintenance in the amount of R$ 1.7 million with the update of antispam software and modernization of the commercial system;
  Increase of R$ 1.7 million in surveillance services due to the expansion of the area with electronic monitoring;
  Increase of R$ 1.6 million in expenses with the PURA (Program for the Rational Use of Water) as a result of the partnership established between Sabesp and the São Paulo municipal government to improve hydraulic facilities in municipal agencies;
  Car rental expenses totaling R$ 1.2 million as of 2008;
  Professional services in the amount of R$ 6.2 million due to the hiring of consultancy and advisory firms, as well as other specialized services focused on several areas, such as: implementation of Added-Value Management (GVA), valuation of the EMAE (Metropolitan Company of Water and Energy), hiring of the FIPECAFI (Actuarial and Economic Research Institute Foundation) to update the amounts related to the complementation of pensions, and others.

4.5. Electric power

Electric power dropped R$ 4.2 million or 3.6%, from R$ 118.0 million to R$ 113.8 million. This result was due to:

  The 9.7% drop in the tariff from the captive market, which is responsible for 77.0% of total expenses with electric power;
  Optimization of contracts; and
  The 3.2% decrease in electric power consumption in the captive market.

	Participation (%)	Avg. price (Chg. %)	Weighted average (%)
Free market	23.0	9.6	2.2
Captive market	77.0	(9.7)	(7.5)
			(5.3)

4.6. General expenses

In 3Q08, general expenses increased R$ 54.4 million or 86.9%, from R$ 62.6 million to R$ 117.0 million in provision due to:

  Changes in the rating of lawsuits from possible to probable due to unfavorable court ruling;
  New lawsuits related to customers; and
  Updated values including attorneys’ fees.

4.7. Depreciation and amortization

In 3Q08, depreciation and amortization grew R$ 4.5 million or 2.9%, from R$ 155.8 million to R$ 160.3 million. This change was due to greater transfer of works to permanent assets in operation in 3Q08, versus the same period of the previous year.

4.8. Credit write-offs

In 3Q08 credit write-offs dropped R$ 21.3 million or 25.9%, from R$ 82.1 million to R$ 60.8 million, as described below:

  Receipt of R$ 24.0 million from the municipality of Guarulhos due to the release of a court deposit made by the municipality regarding a lawsuit;
  Increase of R$ 35.8 million in credit recovery chiefly due to agreements made in the period; and
  Lower provision for losses, in the amount of R$ 19.0 million, due to installment agreements executed via risk collection contracts.

This decrease was partially offset by the complementation of provisions, including:

  R$ 41.0 million in the municipalities which the Company supplies with wholesale water; and
  R$ 8.6 million to customers classified as major consumers, non recurring for the coming quarters.

4.9. Tax expenses

In 3Q08, there was a change of R$ 14.0 million or 160.9%, as a result of:

  Beginning of the payment of the TRCF (Regulation, Control and Oversight Fee) to ARSESP (São Paulo State Sanitation and Energy Regulatory Agency) in the amount of R$ 19.2 million, regarding the first nine installments of the 2008 amount. In 3Q08, this amount correspond to R$ 6.3 million;
  Increase in the IPTU (Municipal Real Estate Tax) due to the revocation of the exemption in the amount of R$ 2.2 million, recurring for the coming quarters; and
  The R$ 7.7 million drop as a result of the extinction of the CPMF (Tax on Bank Account Transaction) tax on December 31, 2007.

5. Financial revenues and expenses

				R$ million
	3Q07	3Q08	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	111.7	106.4	(5.3)	(4.7)
Interest and charges on international loans and financing	16.5	18.0	1.5	9.1
Interest rate over foreign remittance	1.5	0.9	(0.6)	(40.0)
Interest rate over lawsuit indemnity, net of provisions	20.1	71.7	51.6	256.7
Other financial expenses	3.3	6.1	2.8	84.8

Total financial expenses	153.1	203.1	50.0	32.7

Financial revenues	23.7	40.9	17.2	72.6

Financial expenses net of revenues	129.4	162.2	32.8	25.3

5.1. Financial expenses

In 3Q08 financial expenses grew R$ 50.0 million, or 32.7%, as follows:

  Regarding domestic financing, we highlight the R$ 5.3 million drop in interest from domestic financing due to the settlement of the 1st series of the 6th debenture issue and the amortization of other financing;
  Regarding international financing, we highlight the R$ 1.5 million increase, due to the new funding, AB LOAN 983, contracted in June, 2008, in the amount of R$ 6.1 million in 3Q08.

This increase was partially offset by the settlement of the Eurobonds 2008 in June 2008, with a R$ 4.6 million variation in 3Q08.

  Increase in interest on lawsuits in the amount of R$ 51.6 million, following the change in the likelihood of lawsuit loss, as indicated in the item general expenses section.

Other financial expenses were due to obligations assumed with the municipalities related to the program contracts, in the amount of R$ 2.0 million.

5.2. Financial revenues

Financial revenues grew R$ 17.2 million, mainly due to interest over past due bills.

This increase is a result of the collection risk contracts in the São Paulo Metropolitan Region.

6. Foreign exchange and indexation

				R$ million
	3Q07	3Q08	Var.	%
Monetary variation over loans and financing	29.8	27.9	(1.9)	(6.4)
Currency exchange variation over loans and financing	(35.5)	212.2	247.7	-
Other variations	2.8	7.6	4.8	171.4

Variation on liabilities	(2.9)	247.7	250.6	-

Variation on assets	8.5	362.4	353.9	4,163.5

Net Variation	11.4	114.7	103.3	906.1

6.1. Variation on liabilities

The net effect of the variation on liabilities was R$ 250.6 million higher in 3Q08 versus 3Q07, due to the:

  20.2% US Dollar appreciation versus the Brazilian Real in 3Q08, compared to a US dollar depreciation in 3Q07 (4.5%), with a R$ 35.5 million gain, totaling a net impact of R$ 247.7 million in exchange variations.
  The US Dollar denominated debt balance in 3Q07 was R$ 1.2 billion (US$ 674 million) and R$ 1.5 billion (US$ 804 million) in 3Q08;

  R$ 1.9 million decrease in monetary variation over debentures, resulting from a lower variation of the IGPM (General Market Price Index), of 1.55% in 3Q08, versus 2.57% in the previous period, partially offset by a higher variation of the TR, of 0.55% in 3Q08 versus 0.33% in the previous period, resulting in a higher monetary variation on other loans; and
  Other monetary variations from lawsuit indemnities with a R$ 4.8 million increase.

6.2. Variation on assets

The variation on assets grew R$ 353.9 million, mainly due to:

  R$ 344.6 million update of the undisputed amount regarding supplementary retirement and pension remuneration as provided by the Third Amendment to the GESP (São Paulo State Government) Agreement; and
  Customer installment agreements and past due bills paid as a result of the R$ 9.2 million risk contracts.

7. Non-operating result

Recorded a negative result of R$ 120.6 million, from R$ 4.8 million to R$ 125.4 million in the 3Q08, as a result of the following factors:

7.1. Non-operating revenue

Non-operating revenue increased R$ 16.8 million in 3Q08, mainly due to sale of 37 real estate properties in the Pinheiros neighborhood, in São Paulo city.

7.1. Non-operating expenses

Non-operating expenses climbed R$ 137.1 million, as a result, mainly, of the fixed asset write-off booked due to the settlement of the Third Amendment to the GESP Agreement that establishes the full incorporation of the assets verified at the Alto Tietê System’s equity appraisal report.

8. Operating indicators

The following table shows the continuous expansion of the services rendered by the Company:

Operating indicators*	Sep/07	Sep/08%
Water connections (1)	6,728	6,899	2.5
Sewage connections (1)	5,119	5,283	3.2
Population directly served - water (2)	22.9	23.1	0.7
Population directly served - sewage (2)	18.8	19.1	1.6
Number of employees	16,880	16,695	(1.1)
Water volume produced (3)	2,152.3	2,138.6	(0.6)
Water losses (%)	30.3	28.3	(6.6)

(1) In thousand units at the end of the period.
(2) In thousand inhabitants at the end of the period, not including wholesale.
(3) In million m3 at the end of the period.
* Not revised by the Independent Auditors

9. Loans and financing

In early November, Sabesp concluded the 9th issue of simple debentures totaling R$ 220 million. Two series were issued, the 1st of which in the amount of R$ 100 million, remunerated by the CDI + 2.75% for a five-year term, amortizable as of the third year, and the 2nd, in the amount of R$120 million, remunerated by the IPCA + 12.87% for a seven-year term, amortizable as of the fifth year.

The table below shows the debt amortization schedule:

								R$ million
INSTITUTION	2008	2009	2010	2011	2012	2013	2014 and onwards	Total
Local market
Banco do Brasil	62.1	261.9	285.0	310.2	337.7	367.5	96.8	1,721.2
Caixa Econômica Federal	16.3	68.2	73.3	79.4	85.7	86.4	233.3	642.6
Debentures	-	787.4	348.8	420.6	-	-	-	1,556.8
FIDC - SABESP I	13.9	55.6	55.6	13.8	-	-	-	138.9
BNDES	10.7	42.8	42.8	42.8	36.8	4.2	-	180.1
BNDES BX SANTISTA	-	-	-	-	1.5	1.5	9.1	12.1
Others	0.7	3.7	6.8	6.2	-	-	-	17.4
Interest and charges	37.8	53.2	20.8	5.2	-	-	-	117.0

Local market total	141.5	1,272.8	833.1	878.2	461.7	459.6	339.2	4,386.1
International market
IDB	24.4	68.6	68.5	68.6	68.5	68.5	426.2	793.3
Eurobonds	-	-	-	-	-	-	268.0	268.0
JBIC	-	-	-	5.0	10.0	10.0	159.8	184.8
BID 1983AB	-	-	-	45.8	45.9	45.8	341.1	478.6
Interest and charges	22.2	3.5	-	-	-	-	-	25.7
International market total	46.6	72.1	68.5	119.4	124.4	124.3	1,195.1	1,750.4
Total	188.1	1,344.9	901.6	997.6	586.1	583.9	1,534.3	6,136.5

10. Conference Calls

In English November 19, 2008 1:00 PM (US EST) / 4:00 PM (Brasília) Dial-in access: (1 412) 858-4600 Conference ID: Sabesp	In Portuguese November 19, 2008 11:00 AM (US EST) / 2:00 PM (Brasília) Dial-in access: (55 11) 2188-0188 Conference ID: Sabesp

Replay – available until November 27, 2008 Dial-in access: (1 412) 317-0088 Replay ID: 425293#	Replay – available until November 27, 2008 Dial-in access: (55 11) 2188-0188 Replay ID: Sabesp

Live webcast at www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio
Phone: (55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone: (55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Corporate Law Method (Law No. 6,404/76)		R$ '000
	3Q08	3Q07%
Gross Revenue from Sales and Services	1,717,266	1,612,065	6.5
Water Supply - Retail	879,146	830,724	5.8
Water Supply - Wholesale	77,901	73,738	5.6
Sewage Collection and Treatment	725,586	681,415	6.5
Sewage Collection and Treatment - Wholesale	3,796	2,378	59.6
Other Services	30,837	23,810	29.5
Taxes on Sales and Services - COFINS and PASEP	(124,221)	(120,241)	3.3
Net Revenue from Sales and Services	1,593,045	1,491,824	6.8
Costs of Sales and Services	(708,200)	(663,532)	6.7
Gross Profit	884,845	828,292	6.8
Selling Expenses	(163,590)	(163,117)	0.3
Administrative Expenses	(184,122)	(88,119)	108.9
Operating Income before Financial Expenses and	537,133	577,056	(6.9)
Foreing Exchange gain (loss), net
Financial Income and Expenses, net	168,073	(153,243)	(209.7)
Foreing Exchange gain (loss), net	(215,617)	35,242	(711.8)
Operating Income	489,589	459,055	6.7
Non-Operating Expenses (Income)
Non-Operating Income	15,582	(990)	(1,673.9)
Non-Operating Expense	(140,934)	(3,863)	3,548.3
Income (loss) before Taxes on Income	364,237	454,202	(19.8)
Income and Social Contribution Taxes
Current Income Tax/Social Contribution	(176,993)	(71,530)	147.4
Deferred Income Tax/Social Contribution	43,842	(471)	(9,408.3)
Income (loss) before Extraordinary Item	231,086	382,201	(39.5)
Extraordinary item, net of income taxes and social contribution	-	-	-
Net Income (loss)	231,086	382,201	(39.5)

Earnings per shares R$	1.01	1.68
Depreciation and Amortization	(160,302)	(155,751)	2.9
EBITDA	697,436	732,808	(4.8)
% over net revenue	43.8%	49.1%

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	09/30/2008	06/30/2008
Cash and Cash Equivalents	474,903	352,781
Accounts Receivable, net	1,112,960	1,101,724
Related Parties Transactions	171,409	134,132
Inventory	40,164	42,266
Recoverable Taxes	2,774	3,495
Other Receivables	57,864	29,490
Deferred income tax and social contribution	144,204	120,308

Total Current Assets	2,004,278	1,784,196

Long Term Assets:
Accounts Receivable from Clients	325,609	314,218
Related Parties Transactions	1,407,739	1,064,112
Indemnities Receivable	148,794	148,794
Judicial Deposits	36,685	31,290
Deferred income tax and social contribution	408,439	385,919

Commitment partnership with the municipality of São Paulo	84,447	57,146
Other Receivables	87,113	87,085

	2,498,826	2,088,564
Permanent Assets:
Investments	4,561	720
Permanent Assets	14,414,540	14,248,536
Intangible Assets	614,048	578,141
Deferred Assets	1,257	1,912

	15,034,406	14,829,309

Total Permanent Assets	17,533,232	16,917,873

Total Assets	19,537,510	18,702,069

LIABILITIES	09/30/2008	06/30/2008
Suppliers	159,476	122,248
Loans and Financing	1,386,890	1,131,865
Salaries and Payroll Charges	249,912	196,422
Taxes and contributions payable	182,018	109,870
Taxes and contributions deferred	68,296	70,816
Interest on Own Capital Payable	186,142	186,178
Provision for contingencies	370,955	324,207
Services Payable	171,313	162,313
Other Payables	52,040	47,434

Total Current Liabilities	2,827,042	2,351,353

Long Term Liabilities:
Loans and Financing	4,749,613	4,669,561
Taxes and Contributions Payable	121,048	128,265
Deferred Taxes and Contributions	137,948	132,130
Provision for Contingencies	668,647	657,818
Pension Fund Obligations	405,716	392,250
Other Payables	127,896	111,711

	6,210,868	6,091,735

Future Results:
Donations	20,973	11,727

	20,973	11,727

Total Non Current Liabilities	6,231,841	6,103,462

Capital Stock	6,203,688	6,203,688
Capital Reserves	124,542	124,255
Revaluation Reserves	2,274,729	2,296,421
Profit Reserves	1,116,234	1,116,234
Accrued income	759,434	506,656

Shareholder's Equity	10,478,627	10,247,254

Total Liabilities and Shareholder's Equity	19,537,510	18,702,069

Cash Flow

Brazilian Corporate Law		R$ '000
Description	Jul-Sep/08	Jul-Sep/07
Cash flow from operating activities
Net income for the period	231,086	382,201
Adjustments for reconciliation of net income
Deferred income tax and social contribution	(44,914)	909
Provisions for contingencies	164,047	40,187
Reversion/provision for losses	(168)	(6)
Other provisions	135	66
Liabilities related to pension plans	17,575	14,856
Write-off of property, plant and equipment	139,704	3,838
Gain with the sale of property, plant and equipment	-	219
Depreciation and amortization	160,302	155,750
Interest calculated on loans and financing payable	125,315	129,659
Foreign exchange and monetary variation on loans and financing	240,089	(5,724)
Interest and monetary variation on liabilities	1,730	2,930
Interest and monetary variation on assets	(350,158)	(4,025)
Provisions for bad debt	60,845	82,088

(Increase) decrease in assets:
Accounts receivable from clients	(83,040)	(158,239)
Related Parties Transactions	(32,735)	2,331
Inventories	2,271	(18)
Recoverable Taxes	721	(22,790)
Other accounts receivable	(33,352)	(11,741)
Judicial deposits	(27,931)	2,853
Increase (decrease) in liabilities:
Suppliers	14,379	40,703
Salaries and payroll charges	53,490	39,212
Withholding income tax over interest on own capital payable	14,371	-
Taxes and contributions payable	64,996	(16,612)
Services payable	25,816	2,935
Other accounts payable	12,015	8,437
Contingencies	(82,938)	(20,055)
Pension plan	(4,109)	(3,842)

Net cash from operating activities	669,542	666,122

Cash flow from investing activities:
Acquisition of property, plant and equipment	(342,580)	(244,704)
Increase in intangible assets	(77,907)	(4,951)
Increase in investments	(3,841)	-

Net cash used in investing activities	(424,328)	(249,655)

Cash flow from financing activities
Loans and Financing - long term
Funding	137,256	30,128
Payments	(245,941)	(493,385)

Interest on own capital payment	(14,407)	(18,997)

Net cash used in financing activities	(123,092)	(482,254)

Net increase (decrease) in cash equivalents	122,122	(65,787)

Cash and cash equivalents at the beginning of the period	352,781	511,301
Cash and cash equivalents at the end of the period	474,903	445,515

Change in Cash	122,122	(65,786)

Additional information on cash flow:
Interest and taxes over loans and financing	136,076	147,879
Capitalization of interest and financial charges	78,358	(2,222)
Paid income tax and social contribution	103,605	126,414
Property, plant and equip. received as donation and/or paid in stocks	9,532	3,836
COFINS and PASEP taxes paid	79,628	110,950
Liabilities from concession agreement	(8,176)	34,071

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 24, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.